                             WASHINGTON, DC 20549
                             --------------------
                                SCHEDULE 13E-4

                         Issuer Tender Offer Statement
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                               (Final Amendment)

                           Matewan BancShares, Inc.
                           -----------------------
                               (Name of Issuer)

                           Matewan BancShares, Inc.
                           ------------------------
                     (Name of Person(s) Filing Statement)

    Convertible Preferred Stock, Series A, 7.5%, Par Value $1.00 Per Share
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  576703 20 1
                                  -----------
                     (CUSIP Number of Class of Securities)

                                 Dan R. Moore
         Chairman of the Board, President and Chief Executive Officer
                            Matewan BancShares, Inc.
                              Post Office Box 100
                        Second Avenue and Vinson Street
                        Williamson, West Virginia 25661
                                (304) 235-1544
                                --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            Charles D. Dunbar, Esq.
                         Elizabeth Osenton Lord, Esq.
                                Jackson & Kelly
                              1600 Laidley Tower
                                 P.O. Box 553
                        Charleston, West Virginia 25322
                                (304) 340-1000


                                April 30, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE:

Transaction Valuation*:  $3,034,250            Amount of Filing Fee:  $606.85

* Based upon the purchase of 114,500 Shares (the maximum number of Shares offered) to be purchased at $26.50 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).




[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


 Amount Previously Paid:   $606.85        Filing Party: Matewan BancShares, Inc.
 Form or Registration No.: Schedule 13E-4 Date Filed:   May 1, 1997

This Final Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4 dated April 30, 1997, as amended by Amendment No. 1 thereto, relating to the offer by Matewan BancShares, Inc. (the "Company") to purchase up to 114,500 shares of the Company's Convertible Preferred Stock, Series A, 7.5%, $1.00 par value (the "Shares"), to the Company at prices, not in excess of $26.50 nor less than $24.00 per Share, specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Company's offer dated April 30, 1997, and in the related Letter of Transmittal.


A total of 39,042 Shares were validly tendered and not withdrawn at or below the $26.50 per Share purchase price, including Shares for which certificates were delivered to the Depositary pursuant to the offer's guaranteed delivery procedures. The Company will purchase all of the Shares tendered in the offer. Following purchase of the 39,042 Shares, the Company will have approximately 760,458 Shares of the Company's Convertible Preferred Stock, Series A, 7.5%, $1.00 par value, issued and outstanding.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended to include the following additional exhibit:

     99(a)(xiii)  Text of Press Release issued by the Company on June 16, 1997.



                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule 13E-4 is true, complete and correct.


                                          Matewan BancShares, Inc.


                                          By: /s/ Dan R. Moore
                                             --------------------------------
                                              Dan R. Moore
                                              Chairman of the Board, President
                                              and Chief Executive Officer



Dated: June 16, 1997

                                 EXHIBIT INDEX


DESCRIPTION        EXHIBIT

99(a)(xiii)        Text of Press Release issued by the Company on June 16, 1997.